Exhibit 3-2

AMENDMENT NO. 8 TO

THE AMENDED AND RESTATED BYLAWS

OF

SIERRA HEALTH SERVICES, INC.

The Amended and Restated Bylaws, of Sierra Health Services, Inc., a Nevada corporation (the "Corporation"), as amended by the Board of Directors on March 10, 1994 and ratified by the Shareholders on June 14, 1994, are hereby amended as follows effective December 6, 2005:

Article VI, Section 6.03, of the Corporation's Bylaws are hereby amended to read as follows:

SECTION 6.03. <u>Share Certificates.</u> Certificates for shares of the corporation shall be in such form as provided by statute and approved by the Board of Directors. The share record books and the blank share certificate books shall be kept by the secretary or by any agent designated by the Board of Directors for that purpose. Every certificate exchanged or returned to the corporation shall be marked "Canceled," with the date of cancellation. Notwithstanding any other provision of this Article 6, the Board of Directors may authorize, by resolution, the issuance of uncertificated shares for some or all of the shares of any or all of the classes or series of shares of the corporation.

Except as amended hereby, the Amended and Restated Bylaws, as amended of the Company shall remain in full force and effect.